Exhibit 2

Not for Circulation

Confidential & Proprietary

Term Sheet # 1 - Sony

This term sheet is among eUniverse, Inc. (“Company”), 550 Digital Media Ventures, Inc., a wholly owned subsidiary of Sony Corporation of America (“Sony”), and VP Alpha Holdings IV, L.L.C. (“VPVP”).

Loan:

Bridge loan to the Company from VPVP in the amount of $2.0 million (the “Loan”).  The principal of the Loan to be due and payable on the earlier of (a) the closing of the PIPE transaction referenced below, in which case the outstanding principal and interest under the Loan shall be applied toward the purchase price in the PIPE transaction, (b) the maturity date of the Company’s existing loan with an affiliate of Sony, (c) two years from the date of the Loan, or (d) the closing of any debt or equity financing by the Company in excess of $2.5 million.  $500,000 additional to Sony to purchase $500,000 of its existing promissory note with the Company.  Bridge loan is to be secured by a first priority lien on the assets of the Company on a pari passu basis with the Company’s existing loan from Sony, will be payable interest only at 8% per annum payable quarterly.  Form of Loan Agreement to be acceptable to VPVP in its sole discretion and acceptable to the Company in good faith.

Option:

Sony to grant VPVP an exclusive option to purchase 4.8 million shares held by Sony, consisting of a pro rata number of Common and Preferred shares held by Sony (the “Option”).  The Option shall be for 180 days, exercisable at a price equal to $1.10 per share.  In the event that VPVP sells or distributes the Option shares at a price in excess of $3 per share, then Sony shall receive a contingent payment equal to 40% of the amount in excess of $3 per share, subject to a maximum additional payment to Sony of $1.10 per share.  The contingent payment shall be in the form of cash if the shares are sold, or in the event of a distribution to VPVP’s limited partners, in the form of Company shares for Sony to sell or hold as it determines. The form of the Option shall contain customary representations, warranties and other terms acceptable to VPVP.  Sony will agree to vote in favor of the consummation of the PIPE transaction and related transactions set forth below, as approved by the Board of Directors of the Company.  Sony will also waive its anti-dilution rights with respect to the Series B shares if the PIPE transaction is completed.  The Company consents to the Option and the transactions contemplated thereunder.

PIPE Transaction:

The Company and VPVP plan to enter into a separate term sheet for possible additional investment by VPVP, the terms of which are still being negotiated.  The PIPE transaction is expected to be for a minimum of $5 million (with possibly greater amounts) and the purchase price per share is expected to be $1.00 or greater.

Capitalization:	The Company represents and warrants that its outstanding capitalization consists of the following:

Security	Number of Shares on an As Converted to Common Basis

Common(1)	25,866,812
Series A Preferred	400,000
Series B Preferred(2)	1,923,077
Warrants	700,000
Vested Options	3,673,277
Unvested Options	1,966,239
Ungranted Options	2,601,301
Total	37,130,706

Definitive Agreements:

The Company and Sony will act in good faith to negotiate, complete and enter into a definitive Option Agreement, Loan Agreement, and related closing documents reflecting the terms and conditions hereof as soon as reasonably possible, with a goal of executing the Loan Agreement, Option, and related closing documents within 10 days hereof.

Closing and Closing Conditions:

The closing of the Loan Agreement and the other transactions contemplated hereby will be conditioned upon a variety of items for the benefit of VPVP (which may be waived by VPVP in its sole discretion only in a writing signed by VPVP), including but not limited to the following:

(a) The parties shall have negotiated the definitive agreements on terms acceptable to VPVP in its sole discretion.
(b) All representations and warranties of the Company in the definitive agreements shall be true at the signing dates and as of the closing dates.
(c) The Company shall have performed all of its pre-closing covenants contained in the definitive agreements.
(d) VPVP shall have completed its business and legal due diligence and approved the same in its sole discretion.

(e)          There shall have been no material adverse change or effect that, individually or when taken together with all other changes or effects, is or could be likely to be materially adverse to the business assets, financial condition, operations, capitalization, or prospects of the Company and its subsidiaries.

The closing of the Loan Agreement shall be subject to applicable customary conditions for the benefit of the Company, but in no event more extensive than the conditions contained in the Company’s loan documents with Sony.

Representations and Warranties:

The Company will make representations and warranties in the definitive agreements customary in transactions of this kind including, without limitation, representations regarding due formation, qualification and good standing, organization documents and by-laws, company power, subsidiaries, capitalization, authorization, due issuance, financial

(1)                                  Sony owns 3,366,154 shares of Common Stock and 1,923,077 shares of Series B Preferred Stock.  Except for such shares, Sony holds no options, warrants, or rights to acquire any securities of the Company.

(2)                                  See footnote 1, above.

statements subsequent developments, no encumbrances, obligations, use of proceeds, assets, litigation, proprietary information, patents, contracts, and commitments.  The Company’s representations concerning financial statements, ownership of its intellectual property, compliance with laws and non-infringement of third party intellectual property rights, shall not be qualified by any “knowledge” qualifier.

Due Diligence Period to Invest and Right to Invest:

The Company recognizes that VPVP has and will expend considerable resources and time in negotiating definitive agreements with respect to the transactions contemplated herein. Accordingly, following execution of this Term Sheet, the Company and its shareholders, officers, directors and agents and Sony shall negotiate in good faith with VPVP for a period of 10 days (the “Due Diligence Period”), with respect to transactions contemplated hereby.  Such negotiations shall reflect the terms set forth in this Term Sheet.

For valuable consideration, receipt of which is hereby acknowledged, the Company and Sony agree that VPVP shall have the right to complete its due diligence during the Due Diligence Period and to make a loan to the Company and obtain the Option on the terms outlined herein.  Once VPVP has notified the Company that it has satisfactorily completed its due diligence and wishes to complete the Loan (which notice, if to be given, must occur within 10 calendar days following execution of this Term Sheet), the Company and Sony agree to cooperate reasonably and in good faith to complete such transaction as expeditiously as practicable thereafter.

Indemnification:

The Company shall indemnify, defend and hold harmless VPVP and its affiliates, agents, employees, officers, directors and partners (collectively, the “Indemnitees”) from and against any investigations, proceedings, claims, lawsuits or actions, and for any expenses, losses, damages, attorneys’ fees and costs (payable in advance for the amounts expected to be incurred), and liabilities (joint or several), to which the Indemnitees may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable rule, regulation or law, arising out of or in any way related to this Term Sheet, the definitive agreements, and/or an investment in or loan to the Company.

Expenses and Professional Fees:

The Company shall pay to VPVP at the closing of the Loan Agreement VPVP’s attorneys’ fees and due diligence expenses, in connection with this transaction.  If for any reason the transactions contemplated by this Term Sheet do not close, the Company shall immediately reimburse VPVP’s out-of-pocket legal, accounting and due diligence expenses.

Confidentiality:	The terms and existence of this Term Sheet are confidential to VPVP and may not be disclosed by the Company or Sony except as may be approved by VPVP.

Miscellaneous:	The footnote contains various applicable miscellaneous provisions.*

*                                         This Term Sheet constitutes and contains the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous oral or written agreements or understandings.  Each party acknowledges and agrees that they have not made any representations, warranties or agreements of any kind regarding the subject matter hereof, except as expressly set forth herein.  This Term Sheet may not be modified or amended, except by an instrument in writing signed by duly authorized officers of both of the parties hereto.  The parties agree that any dispute arising out of or in connection with this Term Sheet will be resolved solely by confidential binding arbitration in San Francisco, California according to the commercial arbitration rules of JAMS.  Each party shall bear its own attorneys’ fees, expert witness fees, and costs in connection with such arbitration.  This Term Sheet has been negotiated and drafted by each party, with counsel from each party reviewing the document.  The language in this Agreement shall be construed as to its fair meaning and not strictly for or against any party.  This Term Sheet, and any dispute arising hereunder, shall be governed by California law, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than California.  If any provision of this Term Sheet is determined to be invalid in whole or in part for any reason, such unenforceable or invalid provision shall not affect the legality, enforceability or validity of the rest of this Term Sheet.  If any provision is stricken in accordance with the previous sentence, then the stricken provision shall be replaced with a legal, enforceable and valid provision that is as similar in tenor to the stricken provision as is legally possible.  The provisions of this Term Sheet are intended solely for the benefit of the Company, VPVP, and Sony and no provision hereof may be enforced by any creditor, shareholder, officer, director, or agent of, or any other party affiliated with, the Company, VPVP or Sony.  The Company and Sony shall use its reasonable best efforts to perform such further acts and things as VPVP may reasonably request in order to carry out the intent and accomplish the purposes of the binding provisions of this Term Sheet.

* * * *

Except as set forth in “Due Diligence Period and Right to Invest”, “Confidentiality”, “Indemnification”, and “Miscellaneous” above, the provisions of this Term Sheet are non-binding on each party.

If the terms and conditions described above are acceptable to you, please so indicate by your signature below.  This proposal shall remain outstanding until 4:00 pm, San Francisco time, on June 26, 2003, unless previously revoked by us.

VP Alpha Holdings IV, L.L.C.

By:	VantagePoint Venture Associates IV, L.L.C.

Its Managing Member

	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

	Title:	Managing Member

Agreed and Accepted:

eUniverse, Inc.

	By:	/s/ Brad Greenspan
Brad Greenspan, CEO

550 Digital Media Ventures, Inc.

	By:	/s/ Tom J. Connolly

	Title:	Sr. V.P. & Chief Financial Officer

Date: